Exhibit 1

Media Release

For immediate release

NEW ZEALAND STRUCTURED FINANCE TRANSACTIONS

As previously advised in Westpac’s announcements of 6 August and 30 September 2004, the New Zealand Inland Revenue Department (NZIRD) is reviewing a number of structured finance transactions undertaken by Westpac in New Zealand and that Westpac had received reassessments in respect of the 1999 year.

The NZIRD has now issued further amended tax assessments  relating to the 2000 tax year impact of three structured finance transactions undertaken in the 1999 year and an additional two structured finance transactions undertaken in the 2000 year only.  These assessments have been issued to a number of Westpac subsidiaries, including its listed subsidiary Westpac (NZ) Investments Ltd.   Westpac (NZ) Investments Ltd was not a party to any of these transactions and has the benefit of a full indemnity.  Accordingly, no net liability to Westpac (NZ) Investments Ltd will result.

Consistent with the proposed figures disclosed in Westpac’s previous announcements, the maximum potential tax liability reassessed for the 1999 year remains NZD18 million (with interest this increases to NZD25 million).  The maximum potential tax liability reassessed for the 2000 year is NZD61 million (with interest this increases to NZD85 million).

These reassessments will be disputed, as Westpac is confident that the tax treatment applied in all cases is correct. A binding ruling was sought from the NZIRD on an initial transaction in 1999 which, following extensive review by the NZIRD, was confirmed in early 2001.

Westpac therefore does not accept that the reassessments it has received from the NZIRD with respect to the 2000 tax year impact of the five transactions are correct and will contest them.

Westpac has already disputed the reassessments issued in respect of the 1999 tax year impact of the three transactions undertaken in the 1999 year and the matter is currently before the court.

Consistent with the approach taken in 2004, Westpac does not expect to raise a provision for any tax liability relating to this matter in its 2005 accounts.

For Further information please contact:

David Lording	Paul Gregory
Head of Media Relations & Issues Management	Westpac Media Relations
+61 2 9226 3510	+64 9 367 3941
+61 (0)419 683 411	+64 (0) 27 2788177

All opinions, statements and analysis expressed are based on information from sources which Westpac believes to be authentic and reliable. Westpac issues no invitation to anyone to rely on this material and intends by this statement to exclude liability for any such opinion, statement and analysis.

Westpac Banking Corporation ABN 33 007 456 141, incorporated in Australia (New Zealand division).